UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

FOR BATCHES ONLY

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1-31 August 2017

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Director/PDMR Shareholding 01 August 2017	Announcement Annual Financial Report - Form 20F filed with SEC 08 August 2017
Announcement Change to Diageo Board of Directors 09 August 2017	Announcement Director/PDMR Shareholding 10 August 2017
Announcement Publication of Prospectus 11 August 2017	Announcement Notice of AGM 11 August 2017
Announcement Director/PDMR Shareholding 15 August 2017	Announcement Completion of Casamigos acquisition 15 August 2017
Announcement Total Voting Rights 31 August 2017

Diageo PLC – Director/PDMR Shareholding
Dated 01 August 2017

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	S SALLER
b)	Position / status	MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSTIARY SHARES ("ADS")
b)	Nature of the transaction	SALE OF ADS
c)	Price(s) and volume(s)	Price(s)	Volume(s)No. of Ordinary Shares sold
		$ 129.50	2,500
d)	Aggregated information	N/A
e)	Date of the transaction	28 JULY 2017
f)	Place of the transaction	NEW YORK STOCK EXCHANGE (XNYS)
537577033

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	S SALLER
b)	Position / status	MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSTIARY SHARES ("ADS")
b)	Nature of the transaction	EXERCISED EXECUTIVE OPTIONS OVER ADS AND SALE OF RESULTING ADS, RETAINING THE REMAINING BALANCE OF 201 ADS (BEING APPROXIMATELY 1% OF THE EXERCISED OPTIONS)
c)	Price(s) and volume(s)	Price(s)		Volume(s)
		Option Price	Exercise Price	No. of ADS exercised	No. of ADS sold
		$ 67.84	$ 130.491	5,749	5,691
		$ 76.70	$ 130.491	11,316	11,202
		$ 112.72	$ 130.491	2,853	2,824
				19,918	19,717
d)	Aggregated information	N/A
e)	Date of the transaction	31 JULY 2017
f)	Place of the transaction	NEW YORK STOCK EXCHANGE (XNYS)
537577033

Diageo PLC – Annual Financial Report - Form 20F filed with SEC
Dated 08 August 2017

TO:	Regulatory Information Service
RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES

Diageo plc (the "Company") announces that it has today filed its Annual Report for the year ended 30 June 2017 on Form 20-F ("20-F") with the US Securities and Exchange Commission. The 20-F includes the strategic report, directors and senior management, directors' remuneration report, corporate governance report, directors' report and consolidated financial statements.

The Company's Annual Report for the year ended 30 June 2017, together with the Notice of Meeting and Form of Proxy/Letter of Direction for the 2017 Annual General Meeting, will be sent to shareholders on 11 August 2017.

The 20-F and the Annual Report are available on the Company's website at www.diageo.com.

J Guttridge
Company Secretarial Assistant
08 August 2017

Diageo PLC – Change to Diageo Board of Directors
Dated 09 August 2017

9 August 2017
Change to Diageo Board of Directors

Philip Scott joined the Diageo plc Board as a Non-Executive Director in October 2007.  After nine years, Philip Scott stood down from his role as Chair of Diageo's Audit Committee in December 2016.  Philip will retire as a Non-Executive Director at Diageo plc's Annual General Meeting in London on 20 September 2017.

For further information

Media relations:	Bianca Agius	+44 (0) 208 978 1450
press@diageo.com

Investor relations:	Rohit Vats	+44 (0) 208 978 1064
	Pier Falcione	+44 (0) 208 978 4838
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

ENDS

Diageo PLC – Director/PDMR Shareholding
Dated 10 August 2017

Diageo plc (the "Company")

Transaction notification

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. T FRAME 4. D MOBLEY 5. S MORIARTY 6. J FERRÁN
b)	Position / status	1. CFO 2-5. MEMBER OF EXECUTIVE COMMITTEE 6. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
d)	Nature of the transaction	1-5: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 6: PURCHASE UNDER ARRANGEMENT WITH COMPANY
e)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £24.86	7
		2. £24.86	8
		3. £24.86	9
		4. £24.86	9
		5. £24.86	7
		6. £24.86	333
f)	Aggregated information	N/A
g)	Date of transaction	10 AUGUST 2017
h)	Place of transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo PLC – Publication of Prospectus
Dated 11 August 2017

Diageo PLC and Diageo Finance PLC

11 August 2017

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

PUBLICATION OF PROSPECTUS

Diageo plc and Diageo Finance plc announce that, as part of the annual renewal of their European debt issuance programme, the following prospectus was approved by the United Kingdom Listing Authority on 9 August 2017 and is available for viewing:

Programme for the Issuance of Debt Instruments of Diageo plc, as Issuer and Guarantor and Diageo Finance plc, as Issuer.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7828N_-2017-8-11.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://hemscott.com/nsm.do

For further information, please contact:

Investor relations:	Pier Falcione	+44 (0) 208 978 4838
investor.relations@diageo.com

Media relations:	Bianca Agius	+44 (0)208 978 1450
global.press.office@diageo.com

DISCLAIMER - INTENDED ADDRESSEES

The Debt Instruments covered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons (i) as part of their distribution at any time or (ii) otherwise until forty days after the completion of the distribution of the Tranche of Instruments of which such Instruments are a part, as determined and certified by the Dealer or Dealers named in the relevant prospectus, as the case may be, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meaning given to them by Regulation S.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Diageo PLC – Notice of AGM
Dated 11 August 2017

TO:	Regulatory Information Service
RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES

Diageo plc (the "Company") announces that in accordance with paragraph 9.6.1 of the Listing Rules, the Annual Report for the year ended 30 June 2017 has been uploaded to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM, together with the following documents:

●  Notice of 2017 Annual General Meeting; and

●  Form of Proxy/Letter of Direction.

Shareholder documents are available on the Company's website, at www.diageo.com.  Shareholders may request a hard copy of Diageo's 2017 Annual Report, free of charge, by contacting The Registrar, Diageo plc, Edinburgh Park, 5 Lochside Way, Edinburgh EH12 9DT.

J Guttridge
Company Secretarial Assistant

11 August 2017

Diageo PLC – Director/PDMR Shareholding
Dated 15 August 2017

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	J FERRÁN
b)	Position / status	CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction	Purchase of Ordinary Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)No. of Ordinary Shares
		£ 25.03	65,000
d)	Aggregated information	N/A
e)	Date of the transaction	14 AUGUST 2017
f)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo PLC – Completion of Casamigos acquisition
Dated 15 August 2017

15 August 2017

Diageo completes acquisition of super-premium tequila Casamigos

Diageo today announces that it has completed the acquisition of Casamigos, the fastest growing super-premium tequila brand in the US.  This is an exciting opportunity for Diageo to strengthen its participation in the fast growing tequila category. "We are excited to work alongside the founders Rande Gerber, George Clooney, and Mike Meldman as we continue to grow the brand" said Deirdre Mahlan, President, Diageo North America. The acquisition was announced on 21 June 2017.

ENDS

Enquiries:

Media relations:	Bianca Agius	+44 (0)7590 811 109
	Kirsty King	+44 (0)7855 808 959
	press@diageo.com	+44 (0)20 8978 2749

Investor relations:	Rohit Vats	+44 (0) 208 978 1064
	Pier Falcione	+44 (0) 208 978 4838
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC – Total Voting Rights
Dated 31 August 2017

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 August 2017 consisted of 2,754,501,346 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 235,576,134 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,518,925,212 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

31 August 2017

Jonathan Guttridge

Company Secretarial Assistant

Diageo plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 September 2017

By: /s/Jonathan Guttridge
Name: Jonathan Guttridge
Title: Company Secretarial Assistant